UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

SoftBank Group, Grab and PETROS Sign Joint Development Agreements to Develop AI Infrastructure in Malaysia

On November 9, 2026, Grab Holdings Limited (“Grab”), together with SoftBank Group Corp. (TSE: 9984, “SBG”, and together with its subsidiaries and affiliates, the “SoftBank Group”) and Petroleum Sarawak Berhad (“PETROS”), announced the signing of joint development agreements to build AI infrastructure in Malaysia.
The proposed initial combined seed capital is US$1.85 billion, comprising US$1 billion from SoftBank Group, US$750 million from Grab and US$100 million from PETROS. The combined investment forms part of a multi-year plan to develop AI compute capacity across Sarawak and Peninsular Malaysia, with a long-term target of five gigawatts or more. The proposed investment will be deployed in stages subject to projects achieving key development and customer contract milestones, and the necessary closing conditions.
The joint development agreements contain binding development and funding obligations, but the operational terms of the joint venture entities and the terms of each party’s investment remain subject to definitive agreements and conditions specified therein.
The two announcements made in connection therewith are furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	SoftBank Group, Grab and PETROS Plan to Invest US$1 Billion to Develop AI Infrastructure in Sarawak
99.2	SoftBank Group and Grab Sign Joint Development Agreements to Develop AI Infrastructure in Malaysia

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	_/s/ Peter Oey_________________
Date: November 9, 2026		Name: Peter Oey
Title: Chief Financial Officer